Exhibit 15.22

AMIRA NATURE FOODS LTD

2012 OMNIBUS SECURITIES AND INCENTIVE PLAN

DIRECTOR SHARE AWARD AGREEMENT

THIS AGREEMENT is made as of March 31, 2016, by and between Amira Nature Foods Ltd, a British Virgin Islands company (the “Company”), and Mr. Karan A. Chanana (the “Awardee”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Plan (as defined below). The Company and the Awardee collectively referred to as the “Parties”

WITNESSETH:

WHEREAS, the Company has adopted the Amira Nature Foods Ltd 2012 Omnibus Securities and Incentive Plan, as amended (the “Plan”), for the benefit of its employees, nonemployee directors and consultants and the employees, nonemployee directors and consultants of its affiliates, and

WHEREAS, the Committee has authorized the award to the Awardee of Ordinary, Transferable Shares of the Company (“the Shares”) under the Plan, on the terms and conditions set forth in the Plan and as hereinafter provided,

NOW, THEREFORE, in consideration of the premises contained herein, the Company and the Awardee hereby agree as follows:

19.	Definitions. Terms used in this Agreement which are defined in the Plan shall have the same meanings as set forth in the Plan.

20.	Effective Date of Award. The award of each Share under this Agreement shall be effective as of March 31, 2016.

21.	Award of Shares. The Committee hereby awards to the Awardee 1,00,000 Shares as per the following details:-

For the Period	Value of Shares to be Granted and Issued	Price as on	Price	No. of Shares issued
	(1)	(2)	(3)	(4) = (1)/(3)
April 1, 2015 to March 31,2016	$9,77,000	March 31, 2016	$9.77	1,00,000

22.	Voting and Dividend Rights. The Awardee shall have the same voting and dividend rights of a shareholder of Ordinary Shares.

23.	Regulation by the Committee. This Agreement and the Shares shall be subject to the administrative procedures and rules as the Committee shall adopt. All decisions of the Committee upon any question arising under the Plan or under this Agreement shall be conclusive and binding upon the Awardee.

24.	Amendment. The Committee may amend this Agreement at any time and from time to time; provided, however, that no amendment of this Agreement that would impair the Awardee’s rights or entitlements with respect to the Shares shall be effective without the prior written consent of the Awardee.

25.	Plan Terms. The terms of the Plan are hereby incorporated herein by reference.

26.	Restrictive Legend. The Parties agree to issue share certificates to the Awardee without any restrictive legend provided that the Awardee, being an affiliate, shall comply with the applicable laws and rules, including but not limited to Rule 144 under the Securities Exchange Act of 1934, as amended, while executing the sale of all or a portion of the Shares.

The Awardee further agrees, that subject to an indemnification agreement being entered into with the Company, he shall keep the Company indemnified, at all times, against any losses, claims, damages, expenses or liabilities to which it may become subject to under the Securities Exchange Act of 1934, as amended, or otherwise, in connection with the sale of all or a portion of such Shares.

27.	Awardee Acknowledgment. By executing this Agreement, the Awardee hereby acknowledges that he or she has received and read the Plan and this Agreement and that he or she agrees to be bound by all of the terms of both the Plan and this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

AMIRA NATURE FOODS LTD

/s/ Harash Pal Sethi
By:	Harash Pal Sethi
Its:	Director

AWARDEE

/s/ Karan A. Chanana
By:	Karan A. Chanana
Its:	Chief Executive Officer